Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-194257) on Form S-8 of Liquidity Services, Inc. 401k Profit Sharing Plan of our report dated June 16, 2022, with respect to the statement of net assets available for benefits of the Liquidity Services, Inc. 401k Profit Sharing Plan as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of Liquidity Services, Inc. 401k Profit Sharing Plan.

/s/ Caron & Bletzer, PLLC
Kingston, NH
June 16, 2022